Exhibit 99.1
MYND.AI REPORTS FIRST HALF 2026 RESULTS AS TURNAROUND GAINS MOMENTUM; ADJUSTED EBITDA IMPROVES 52%, OPERATING EXPENSES REDUCED 35%

Company Demonstrates Meaningful Progress on Strategic Transformation While Expanding Recurring Revenue Streams

Alpharetta, GA., August 27, 2026 – Mynd.ai, Inc. (the “Company” or “Mynd.ai”) (NYSE American: MYND), a global leader in interactive technology solutions for education and enterprise, today reported financial results for the first half of 2026, highlighting continued progress on its operational transformation, improved profitability metrics, and strengthened liquidity flexibility.
The first half of 2026 reflected continued execution against Mynd.ai’s operating transformation: stronger gross margin, materially lower operating expenses, improved Adjusted EBITDA, and reduced cash used to fund operations, while the Company continued to build recurring revenue through services and software-as-a-service ("SaaS"). Management believes these actions are creating a more efficient operating model and positioning the Company to pursue sustainable growth as market conditions improve.
Key highlights for the first half of 2026 compared with the first half of 2025:
•Gross margin expanded 220 basis points to 24% from 22% in the prior-year period
•Total operating expenses reduced 35% to $31.5 million from $48.5 million in the prior-year period
•Net loss narrowed 30% to $20.2 million from $28.9 million in the prior-year period
•Adjusted EBITDA1 improved 52% to a loss of $9.1 million from a prior-year loss of $19.0 million
•Net cash used in operating activities improved 36%, or $14.8 million, compared to the prior-year period
•Free cash flow1 improved 36%, or $15.4 million, compared to the prior-year period
•Service and SaaS revenue grew year-over-year, demonstrating continued momentum in recurring revenue streams despite lower total revenue in the period
“Our first half results show that our structural transformation is delivering measurable progress,” said Arthur Giterman, Chief Executive Officer and Chief Financial Officer. “Despite a challenging demand environment across the education technology sector, we expanded gross margins, reduced operating expenses by 35%, narrowed net loss by 30%, improved Adjusted EBITDA by 52%, and significantly reduced operating cash usage. We remain focused on disciplined execution, liquidity management, and continued growth in our SaaS and services businesses.”
Strategic Updates
During the first half of 2026, the Company enhanced its financial flexibility through a strategic inventory financing arrangement with its majority shareholder, NetDragon Websoft Holdings Limited, providing access to up to $50.0 million in revolving inventory financing. As of the date of this release, approximately $25.7 million remained available under the facility. In April 2026, the Company fully paid off the Bank of America revolving facility and in July 2026, the Company finalized the termination of the facility, eliminating all associated obligations and guarantees and simplifying the Company’s financing structure.
1     Non-GAAP financial measure. Reconciliations to the most directly comparable U.S. GAAP financial measure are provided in "Supplemental Financial Information" section below. Also see "Discussion of Non-GAAP Financial Measures" below.

About Mynd.ai, Inc.
Alpharetta-based Mynd.ai is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces in over 125 countries. Our global distribution network of more than 1,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers. Learn more at www.mynd.ai.
For investor and media inquiries, please contact:
Investor Relations - Mynd.ai, Inc.
E-mail: investorrelations@mynd.ai
Arthur Giterman
Chief Financial Officer
officeoftheCFO@mynd.ai
Tel: (206) 393-4443
Forward-Looking Statements
This press release contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect Mynd’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” “optimistic,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Mynd’s Annual Report on Form 20-F, filed with the Security and Exchange Commission ("SEC") on May 29, 2026, as such factors may be updated from time to time in Mynd’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on the Company's website at www.mynd.ai. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements, including, but not limited to, statements regarding the Company's compliance plan, expected liquidity, anticipated cost savings, and future performance. While forward-looking statements reflect Mynd’s good faith beliefs, they are not guarantees of future performance. Mynd.ai disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law.
Discussion of Non-GAAP Financial Measures
We believe that providing the non-GAAP ("Generally Accepted Accounting Principles") information to investors, in addition to the GAAP presentation, allows investors to view the financial results in the way management views the operating results. We further believe that providing this information allows investors not only to better understand our financial performance, but more importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance. The non-GAAP information included in this press release should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP.

We utilize a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business, for making operating decisions and for forecasting and planning for future periods. Our annual financial plan is prepared both on a GAAP and non-GAAP basis, and the non-GAAP annual financial plan is approved by our board of directors. Continuous budgeting and forecasting for revenue and expenses are conducted on a consistent non-GAAP basis, in addition to GAAP, and actual results on a non-GAAP basis are assessed against the non-GAAP annual financial plan. In addition, and as a consequence of the importance of these measures in managing the business, we use non-GAAP measures and results in the evaluation process to establish management’s compensation. For example, our annual bonus program payments are based in part upon the achievement of consolidated revenue and Adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") targets.
Reconciliations with respect to the Non-GAAP figures included in this press release to such Non-GAAP figure’s most comparable GAAP figure are included in the financial tables below.
Financial Tables Follow

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents, including restricted cash of $220 and $0, respectively	$7,040	$18,481
Accounts receivable, net of allowance for credit losses of $232 and $614, respectively	26,630	24,849
Inventories	23,030	29,713
Prepaid expenses and other current assets	8,120	7,971
Due from related parties	3,626	3,095
Total current assets	68,446	84,109

Non-current assets:
Goodwill	44,622	44,961
Property, plant, and equipment, net	9,801	11,767
Intangible assets, net	36,149	36,185
Right-of-use assets, net	1,938	2,073
Deferred tax assets, net	89	87
Other non-current assets	3,260	3,345
Total non-current assets	95,859	98,418

Total assets	164,305	182,527

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	32,064	37,947
Accrued expenses and other current liabilities	25,286	34,836
Loans payable, current	—	2,897
Contract liabilities, current	12,062	12,272
Accrued warranties	13,696	15,918
Lease liabilities, current	896	1,011
Due to related parties	23,980	5,343
Total current liabilities	107,984	110,224

Non-current liabilities:
Loans payable, non-current	64,261	61,083
Contract liabilities, non-current	18,095	17,971
Lease liabilities, non-current	1,652	1,751
Deferred tax liabilities	9,000	9,000
Total non-current liabilities	93,008	89,805

Total liabilities	200,992	200,029

Shareholders’ deficit:
Ordinary Shares par value of $0.001; 990,000,000 shares authorized. 475,122,370 shares issued and 471,446,050 shares outstanding as of June 30, 2026; 465,868,720 shares issued and 462,192,400 shares outstanding as of December 31, 2025. 10,000,000 shares, $0.001 par value, without designation; none authorized, issued and outstanding as of June 30, 2026 and December 31, 2025.	474	465
Treasury shares, at cost, 3,676,320 as of June 30, 2026 and December 31, 2025	(454)	(454)
Additional paid-in capital	488,275	487,481
Accumulated other comprehensive income	3,810	3,648
Accumulated deficit	(528,792)	(508,642)
Total shareholders’ deficit	(36,687)	(17,502)

Total liabilities and shareholders’ equity	$164,305	$182,527

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2026	2025
Revenue	$73,369	$89,272
Cost of revenue	55,831	69,884
Gross profit	17,538	19,388
Operating expenses, net:
General and administrative	9,671	14,928
Research and development	4,888	7,782
Sales and marketing	15,941	21,399
Transaction-related costs	—	53
Restructuring and other expenses	985	4,353
Total operating expenses	31,485	48,515
Operating loss	(13,947)	(29,127)

Other income (expense):
Interest expense	(5,139)	(4,913)
Interest income	30	637
(Loss) gain on embedded derivative	(22)	2,143
Other (expense) income	(992)	2,409
Total other (expense) income	(6,123)	276

Net loss before income taxes	(20,070)	(28,851)
Income tax expense	(80)	(41)
Net loss	$(20,150)	$(28,892)

Net loss per share, basic and diluted	$(0.04)	$(0.06)
Weighted average shares outstanding, basic and diluted	469,301,078	456,872,902

Mynd.ai. Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Six Months Ended June 30,
	2026	2025
Net loss	$(20,150)	$(28,892)
Other comprehensive loss, net of tax of nil:
Change in foreign currency translation reserve	162	256
Total comprehensive loss	$(19,988)	$(28,636)

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(20,150)	$(28,892)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,878	4,697
Deferred taxes	—	(113)
Non-cash lease expense	565	766
Non-cash interest expenses	3,259	2,799
Loss (gain) on embedded derivative	22	(2,143)
Share-based compensation	967	1,037
Amortization of RDEC credit	(1,345)	(1,005)
Net realizable value adjustments to inventory	887	396
Changes in accounts receivable provision	10	479
Other	53	24
Change in operating assets and liabilities:
Accounts receivable	(284)	1,030
Inventories	5,649	811
Prepaid expenses and other assets	175	3,062
Due from related parties	(556)	(857)
Accounts payable	(5,698)	(5,075)
Accrued expenses and other liabilities	(9,824)	(17,545)
Accrued warranties	(2,126)	(375)
Due to related parties	—	445
Contract liabilities	23	(129)
Lease obligations - operating leases	(945)	(681)
Net cash used in operating activities	(26,440)	(41,269)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(63)	(33)
Internal-use software development costs	(833)	(1,467)
Net cash used in investing activities	(896)	(1,500)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Revolver	(3,000)	(11,000)
Proceeds from Revolver	—	8,000
Proceeds from related party inventory financing agreement	18,637	—
Repayment of Paycheck Protection Program Loan	—	(82)
Share repurchase	—	(110)
Taxes withheld and paid related to net share settlement of share-based compensation awards	(173)	(49)
Net cash provided by (used in) financing activities	15,464	(3,241)

Net change in cash, cash equivalents, and restricted cash	(11,872)	(46,010)

Cash, cash equivalents, and restricted cash, beginning of period	18,481	75,317
Exchange rate effects	431	(245)

Cash, cash equivalents and restricted cash, end of period	$7,040	$29,062

Supplemental disclosure of non-cash investing and financing transactions:
Lease assets acquired in exchange for lease liabilities	$392	$—
Forgiveness of related party payables	$—	$5,217
Convertible notes issued in exchange for accrued PIK interest	$1,789	$1,703

Supplemental disclosure of cash transactions:
Cash paid for interest	$3,397	$1,841
Cash (paid for taxes) received for tax refunds, net	$(410)	$1,450

Mynd.ai. Inc.
SUPPLEMENTAL FINANCIAL INFORMATION

Reconciliation of Adjusted EBITDA to Net Loss

	Six Months Ended June 30,
	2026	2025
	(in thousands)
Net loss	$(20,150)	$(28,892)
Interest expense	5,139	4,913
Interest income	(30)	(637)
Income tax expense	80	41
Depreciation and amortization	2,878	4,697
Share-based compensation	967	1,037
Loss (gain) on embedded derivative	22	(2,143)
Other expense (income), net	992	(2,409)
Transaction-related costs	—	53
Restructuring and other expenses (1)	985	4,353
Adjusted EBITDA	$(9,117)	$(18,987)
(1) Refers to employee severance costs, contract termination costs, facility restructuring, and business restructuring efforts undertaken by management.

Reconciliation of Free Cash Flow to Net Cash Used in Operating Activities

	Six Months Ended June 30,
	2026	2025
	(in thousands)
Net cash used in operating activities	$(26,440)	$(41,269)
Internal-use software development costs	(833)	(1,467)
Acquisition of property and equipment, other than internal-use software development costs	(63)	(33)
Free Cash Flow	$(27,336)	$(42,769)